EXHIBIT D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2010 on Form 18-K filed with the SEC on October 3, 2011, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2010, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2010.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. Turkey’s GDP increased by 11.6% in the first quarter of 2011 and by 8.8% in the second quarter of 2011, as compared to the first quarter of 2010 and the second quarter of 2010, respectively. See “Recent Developments — Key Economic Indicators”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the recent turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Italy, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets. From January 3, 2011 to September 30, 2011, the Istanbul Stock Exchange National 100 Index fell 11.7065%.

Since January 2011, there have been varying degrees of political instability and public protests within certain Middle Eastern and Northern African countries, including (without limitation) Bahrain, Egypt, Iran, Libya, Syria and Tunisia. As a result of the unrest in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Although such instances of instability have not so far materially affected Turkey’s financial or political situation, there can be no assurance that such instability will not escalate in the future, that such instability will not spread to additional countries in the Middle East or North Africa, that governments in the Middle East and North Africa will be successful in maintaining domestic order and stability or that Turkey’s financial or political situation will not thereby be affected. In addition, the significant increase in the price of oil that reflects increased instability in the Middle East and North Africa could have an adverse effect on the Turkish economy.

On February 11, 2011, the Executive Board concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF mission visited Turkey for the Financial Sector Assessment Program (“FSAP”) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. As of the date of this Prospectus Supplement, the IMF has not published an updated Financial System Stability Assessment for Turkey.

On September 6, 2011, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On September 19, 2011, the IMF mission concluded its review and published its preliminary conclusions. However, the Executive Board of the IMF has not concluded the Article IV consultation and post-program monitoring with the Republic. In its preliminary conclusions, the IMF stated that the Turkish economy remains more robust than many other economies, but the recent domestic demand boom has begun to affect resilience in some areas as private sector dissaving has left Turkey exposed to fluctuations in global liquidity cycles and swings in risk appetite. The IMF also noted that the main challenge for the Republic is to rebalance the composition of demand and narrow the current account deficit. Moreover, the preliminary conclusions emphasized that the economic outlook depends on the availability of foreign savings and Turkey’s capacity for import replacement.

The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of $8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately $7.64 billion worth of agreements have been signed. As of the date of this Prospectus Supplement, negotiations between the Undersecretariat of the Turkish Treasury and the World Bank in respect of a new CPS program are ongoing. The following table sets forth the program and investment loans approved under the CPS program during 2011.

LOANS FROM WORLD BANK 2011

				Loan
	Original	USD	Board	Agreement
Program Loans	Amount	Equivalent	Approval Date	Date

Second Restoring Equitable Growth and Employment (REGE) DPL 2	€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

				Loan
	Original	USD	Board	Agreement
Investment Loans	Amount	Equivalent	Approval Date	Date

Additional Loan for the Fourth Export Intermediation Project	€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
	$180,000,000	$180,000,000	March 17, 2011	April 5, 2011
İstanbul Seismic Risk Mitigation and Emergency Preparedness Project	€109,800,000	$150,000,000	April 21, 2011	August 4, 2011

On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. Although the FATF acknowledged that Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) and Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies, the FATF stated that Turkey has not made sufficient progress in implementing its action plan and certain strategic AML/CFT deficiencies remain. The FATF encouraged Turkey to address its remaining deficiencies and continue implementing its action plan.

The Council of Ministers is authorized to determine investment contribution rates for each province group, not to exceed 25%, and large scale investments exceeding TL50 million, not to exceed 45%; and to apply a reduction of up to 90% to corporate income tax rates (2009/15199 CoM decree). In 2011, pursuant to Law No. 6111, these upper limits were increased to 55% and 65%, respectively. The Council of Ministers, accepted these rate limits by decree (2011/1597 CoM Decree).

On October 13, 2011, The Ministry of Finance announced that special consumption taxes (“SCT”) on alcoholic beverages, tobacco products, mobile phones and non-electric passenger cars with engines larger than 1.6 liters were increased. The changes in such SCT rates were published in the Official Gazette on October 13, 2011 (No. 28083).

POLITICAL CONDITIONS

The Republic has a parliamentary form of government. The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of October 10, 2011.

Political Party	Number of Seats

Justice and Development Party (AKP)	327
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	29
Independents	6
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual

2011	11.6%	8.8%	—	—	—

	2010	2011 Q1	2011 Q2
	Sector	Sector	Sector
	Share	Share	Share
Kind of economic activity	(%)	(%)	(%)

Agriculture, hunting and forestry	8.2	4.0	6.7
Fishing	0.2	0.2	0.1
Mining and quarrying	1.4	1.2	1.3
Manufacturing	15.5	16.9	16.4
Electricity, gas and water supply	2.3	2.2	2.1
Construction	4.1	4.4	4.8
Wholesale and retail trade	11.2	11.8	11.9
Hotels and Restaurants	2.3	1.8	1.8
Transport, storage and communication	13.3	12.5	13.4
Financial intermediation	3.7	3.4	3.2
Ownership and dwelling	11.3	11.2	10.3
Real Estate, renting and business activities	4.8	5.9	4.3
Public administration and defence; compulsory social security	4.2	4.8	4.0
Education	3.3	3.9	3.2
Health and social work	1.6	1.8	1.4
Other community, social and personnel service activities	1.7	1.9	1.5
Private household with employed persons	0.2	0.3	0.2
Sectoral Total	89.3	88.1	86.8
Financial intermediation services indirectly measured	1.8	1.5	1.3
Taxes-Subsidies	12.5	13.3	14.5

GDP (In purchasers’ value)	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of September 2011, CPI increased by 0.75% and PPI increased by 1.55% as compared to the previous month.

•	The Republic’s CPI and PPI increased by 6.15% and 12.15%, respectively, in September 2011 as compared to the same month of the previous year. The Republic’s CPI and PPI were 6.4% and 8.87%, respectively, in 2010.

•	The Central Bank announced the annual inflation target rates for 2012 and 2013 as 5%. The target for 2010 was 6.5% and the target for 2011 is 5.5%. The Central Bank announced that the uncertainty band for 2011 is 2 percentage points in both directions around the annual inflation target rate and that the quarterly inflation path is consistent with the year-end target rate. The following table sets forth the quarterly inflation path and uncertainty band for 2011:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2011:

	March	June	September	December

Uncertainty Band (Upper Limit)	7.5	7.5	7.5	7.5
Path Consistent with the Target	5.5	5.5	5.5	5.5
Uncertainty Band (Lower Limit)	3.5	3.5	3.5	3.5

Source: Central Bank

•	On October 14, 2011, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.8284 per U.S. dollar, compared to an exchange buying rate of TL1.3921 per U.S. dollar on October 14, 2010.

•	On September 6, 2011, the Government offered an interest rate of 7.70% for its 20-month Government Bond, compared to an interest rate of 8.13% for its 20-month Government Bond on September 7, 2010.

•	The industrial production index increased by 3.8% in August 2011 compared to August 2010 (year on year).

•	The following table indicates unemployment figures for 2011:

2011	Unemployment rate	Number of unemployed

January	11.9%	3,044,000
February	11.5%	2,964,000
March	10.8%	2,816,000
April	9.9%	2,637,000
May	9.4%	2,550,000
June	9.2%	2,537,000
July	9.1%	2,509,000

Source: TURKSTAT

•	On December 26, 2010 it was announced that the minimum wage for both private and public sector workers would increase by 5.1% in the second half of 2011. The implementation of prudent policies in public finance and the banking sector, as explained above under the heading “General”, created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2011 in accordance with then-existing contractual obligations.

•	According to the Medium Term Program (defined below) that the Government unveiled on October 13, 2011, year-end CPI is expected to be 5.2%, 5.0% and 5.0% for 2012, 2013 and 2014, respectively. According to the medium term program covering the 2011-2013 period announced on October 11, 2010, the year-end CPI is expected to be 5.3% for 2011.

•	As of October 10, 2011, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 9.00%.

The Central Bank noted that inflation may temporarily hover slightly above the levels envisaged in its July Inflation Report and that core inflation may continue to rise for some time. However, due to the slowdown in global economic activity, the Monetary Policy Committee (“MPC”) further noted that it is expected that any second round effects of exchange rate movements will be limited, and that any increase in inflation will be temporary. Accordingly, the MPC has indicated that the inflation outlook for the end of 2012 is consistent with the 5.0% target.

TOURISM

•	In August 2011, the number of foreign visitors visiting the Republic increased approximately 9.62% to 4,076,783 as compared to the same month of 2010. According to the balance of payments presentation, tourism revenues increased 5.22% in August 2011 compared to the same month of the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In August 2011, the trade balance (according to the balance of payments presentation) posted a deficit of $7.09 billion as compared to a deficit of $5.66 billion in the same period in 2010. In August 2011, total goods imported (c.i.f.)1, including gold imports, increased by 26.4% to approximately $19.50 billion, as compared to approximately $15.43 billion during the same period of 2010. In August 2011, the import of capital goods, which are used in the production of physical capital, increased by approximately 25.31% over the same period in 2010; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 29.86% over the same period in 2010 and consumption goods increased by approximately 8.63% over the same period of 2010. In August 2011 total goods exported (f.o.b.)2, increased by 32.3% to approximately $11.27 billion, as compared to approximately $8.52 billion during the same period of 2010. In August 2011, the current account produced a deficit of approximately $3.96 billion, as compared to a deficit of approximately $3.02 billion in the same period of 2010. According to the Republic’s medium term program covering the 2011-2013 period announced on October 11, 2010, the current account deficit was projected to be $39.5 billion in 2010. In the period January-December 2010, the current account deficit was $47.7 billion.

As of September 30, 2011, total gross international reserves of the Central Bank were approximately $93.60 billion (compared to $85.96 billion as of December 31, 2010), gold reserves were approximately $6.06 billion (compared to $5.26 billion as of December 31, 2010) and the Central Bank gross foreign exchange reserves were approximately $87.54 billion (compared to approximately $80.69 billion as of December 31, 2010).

As of September 30, 2011, the Central Bank held approximately TL17.24 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

•	From January to August 2011, the central government consolidated budget expenditures were approximately TL196.9 billion and central government consolidated budget revenues were approximately TL199.0 billion, compared to a central government consolidated budget expenditure of approximately TL183.4 billion and a consolidated budget revenue of TL169.0 billion during the same period in 2010.

•	From January to August 2011, the central government consolidated budget surplus was approximately TL2.1 billion, compared to a central government consolidated budget deficit of TL14.4 billion during the same period in 2010.

1 c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
2 f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

•	From January to August 2011, the central government consolidated budget primary surplus reached approximately TL33.8 billion, compared to the central government consolidated budget primary surplus of TL20.9 billion during the same period in 2010.

•	In August 2011, the central government consolidated budget expenditures were approximately TL29.5 billion and central government consolidated budget revenues were approximately TL32.3 billion, compared to a central government consolidated budget expenditure of approximately TL23.2 billion and a central government consolidated budget revenue of TL26.3 billion during the same month of 2010.

•	In August 2011, the central government consolidated budget surplus was approximately TL2.8 billion, compared to a central government consolidated budget surplus of TL3.1 billion during the same month of 2010.

•	In August 2011, the central government consolidated budget primary balance produced a surplus of approximately TL8.4, compared to the central government consolidated budget primary surplus of TL6.2 billion during the same month of 2010.

•	The following table sets forth the details of the central government budget for the first eight months of 2011.

	January — August
Central Government Budget (Thousand TL)	2011 (cumulative)	August 2011

Expenditures	196,936,922	29,495,071
1-Excluding Interest	165,194,545	23,813,549
Personnel	49,122,099	5,955,710
Social Security Contributions	8,392,914	1,019,980
Purchase of Goods and Services	18,607,348	3,313,236
Current Transfers	71,182,543	9,307,035
Capital Expenditures	12,616,207	3,181,726
Capital Transfers	2,487,084	260,787
Lending	2,786,350	775,075
Contingencies	—	—
2-Interest	31,742,377	5,681,522
Revenues	199,041,643	32,256,239
1-General Budget Revenues	192,788,243	31,739,138
Taxes	169,460,298	29,515,184
Property Income	7,091,604	399,788
Grants and Aids and Special Revenues	973,033	49,602
Interest, Shares and Fines	13,010,233	1,607,870
Capital Revenues	2,089,226	144,438
Receivable Collections	163,849	22,256
2-Special Budget Institutions	4,606,041	424,623
3-Regularity & Supervisory Institutions	1,647,359	92,478
Budget Balance	2,104,721	2,761,168
Primary Balance	33,847,098	8,442,690

Source: Ministry of Finance

On December 26, 2010, the Assembly approved the Budget Law for 2011 (Law No. 6091). According to the budget law, budget expenditures in 2011 are expected to be TL312.5 billion, budget revenues in 2011 are expected to be TL279.0 billion and the total budget deficit in 2011 is expected to be TL33.5 billion.

On October 28, 2010, the Republic announced its 2011 financing program. According to the 2011 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL152.8 billion of debt in 2011, of which approximately TL135.0 billion is domestic debt and approximately TL17.8 billion is external debt. The total borrowing target for the Republic in 2011 is approximately TL131.7 billion, of which approximately TL119.1 billion would consist of domestic borrowing and approximately TL12.5 billion would consist of external borrowings. Other sources of funds in 2011 consist of cash primary surplus, revenues from privatization, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (“SDIF”), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL21.1 billion in total in 2011).

On October 13, 2011, the Government announced a medium term program that covers the period between 2012 and 2014 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) were announced. With this program, the Government announced that GDP is expected to grow by 4.0% in 2012, 5.0% in 2013 and 5.0% in 2014. The primary surplus to GDP ratio is expected to gradually increase to 1.5% by 2014. In addition, the central government budget deficit to GDP ratio is expected to be 1.5% in 2012, 1.4% in 2013 and 1.0% in 2014. The current account deficit to GDP ratio is expected to be 8.0% in 2012, 7.5% in 2013 and 7.0% in 2014. The Government also indicated that the unemployment rate is expected to decline to 9.9% in 2014. According to the medium term program for the 2011-2013 period announced on October 11, 2010, the GDP is expected to grow by 4.5% in 2011 and the budget deficit to GDP ratio is expected to be 2.8% in 2011.

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

The companies with the highest bids for the tender of Boğaziçi Elektrik Dağıtım A.Ş., Gediz Elektrik Dağıtım A.Ş., Dicle Elektrik Dağıtım A.Ş., Trakya Elektrik Dağıtım A.Ş., Toroslar Elektrik Dağıtım A.Ş., İstanbul Anadolu Yakası Elektrik Dağıtım A.Ş. and Akdeniz Elektrik Dağıtım A.Ş failed to meet the deadlines set by the Privatization Administration to conclude their respective sale agreements, despite the fact that the Privatization Administration had extended the deadlines twice. As a result, the Privatization Administration announced on July 26, 2011 that bidders who submitted the second highest bids for these companies will be invited to enter into the sales agreements. The deadline for these bidders to conclude their respective sales agreement is September 29, 2011. The deadline for execution of the respective sales agreements has been rescheduled for December 30, 2011, provided that the tender guarantee is submitted by October 30, 2011.

On August 25, 2011, the Privatization Agency announced tenders for the privatization of the Edirne-İstanbul-Ankara Motorway, the Pozantı-Tarsus-Mersin Motorway, the Tarsus-Adana-Gaziantep Motorway, the Toprakkale-İskenderun Motorway, the Gaziantep-Şanlıurfa Motorway, the İzmir-Çeşme Motorway, the İzmir-Aydın Motorway, the İzmir and Ankara Ring Motorway, the Bosphorus Bridge and the Fatih Sultan Mehmet Bridge and the Ring Motorway, along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges. These motorways and bridged are expected to be privatized through a transfer of operation rights for a period of 25 years. The deadline for submitting bids is February 16, 2012.

On March 21, 2011, the Privatization Administration announced the tender for the sale of a 100% stake in Hamitabat Elektrik Üretim Santrali, (an electricity generation plant). Bidding was expected to close on June 27, 2011. On June 17, 2011, the Privatization Administration extended the deadline for submitting bids to July 28, 2011. On July 28, 2011 the Privatization Administration further extended the deadline for submitting bids to September 23, 2011. Privatization of Hamitabat Elektrik Üretim Santrali was cancelled on October 6, 2011.

BANKING SYSTEM

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankası TAŞ. As of September 5, 2011, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.6% and a relatively low non-performing loan ratio4 of 2.82% as of August 2011. On March 23, 2011, the Central Bank updated the reserve requirement ratios (the “RRRs” and each, an “RRR”) for Turkish Lira deposits for related maturities and extended the range to 5-15%. On April 21, 2011, the Central Bank increased the RRR for Turkish Lira deposits/participation accounts with a maturity up to 1 month and demand deposits, notice deposits and personal current accounts by 100 bps. In addition, the RRRs for foreign exchange (“FX”) deposits and liabilities were adjusted, with a range set between 11-12% depending on maturity.

As of October 10, 2011, the RRRs for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts with a maturity less than 1 year were 11.0%. In addition, the RRR for FX liabilities with a maturity of up to (and including) one year was 11.0%, the RRR for FX liabilities with a maturity of up to (and including) three years was 9.0%, and the RRRs for FX liabilities with a maturity of more than three years was 6.0%. As of October 10, 2011, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 16% depending on maturity. Furthermore, RRRs were 16% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On September 12, 2011, the Central Bank announced new facilities for required reserves. Accordingly to the announcement, up to 10% of reserve requirements for Turkish Lira liabilities can be maintained in US dollars and/or Euros and gold deposit accounts may be included in the coverage of the reserve requirements. On October 5, 2011, the Central Bank raised the upper limit for FX reserves that may be held to meet Turkish Lira reserve requirements from 10% to 20%.

On July 4, 2011 the Banking Regulation and Supervision Agency announced that the SDIF will control a 62.37% stake in Arap Turk Bankasi A.Ş., but will not receive dividend rights, as long as UN Security Council resolutions 1970 and 1973, and a related Turkish government decree, remain in effect.

DEBT

The Central Government’s total domestic debt stock was approximately TL366.6 billion as of August 2011, compared to approximately TL347.3 billion as of August 2010. In August 2011, the average maturity of Turkey’s domestic borrowing was 20.4 months, compared 53.1 months in August 2010. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 7.70% in September 2011, compared to 7.79% in September 2010.

The total gross outstanding external debt of the Republic was approximately $309.6 billion (at then-current exchange rates) at the end of the second quarter of 2011. The table below summarizes the gross external debt profile of the Republic.

3 Regulatory capital/Total risk weighted items
4 Gross non-performing loans/Total cash loans

Gross External Debt Profile (Million $)	2011 Q1	2011 Q2

GROSS EXTERNAL DEBT	298,728	309,636
SHORT TERM	77,283	84,960
Public Sector	4,977	5,798
Central Bank	1,635	1,619
Private Sector	70,671	77,543
LONG TERM	221,445	224,676
Public Sector	88,531	89,481
Central Bank	10,633	10,528
Private Sector	122,281	124,666

Source: Undersecretariat of Treasury

Since January 1, 2011, the Republic has issued the following external debt:

•	$1 billion of global notes on January 12, 2011, which mature on January 14, 2041 and have a 6.00% annual interest rate.

•	¥180 billion of Samurai bonds on March 18, 2011 under the Japan Bank for International Cooperation guarantee, which mature on March 18, 2021 and have a 1.87% annual interest rate.

INTERNATIONAL RELATIONS

On October 12, 2011, the European Commission released the 2011 Progress Report assessing Turkey’s achievements towards accession into the EU over the prior twelve months. The Commission concluded that Turkey has made progress in meeting EU membership criteria; however, further progress is needed with respect to fundamental rights, particularly freedom of expression, where the number of court cases against writers and journalists and restrictions on internet access raised serious concerns. The report further stressed that Turkey continued to sufficiently fulfill the political criteria; the government commenced work on implementing the 2010 constitutional reform package and the parliamentary elections held in June 2011 opened the way for further constitutional reform. According to the report, Turkey continued improving its ability to take on the obligations of EU membership as progress was made in most areas, particularly company law, statistics and trans-European networks. However, further efforts towards alignment are needed in areas such as the environment, public procurement, freedom to provide services, social policy, employment and taxation. The report also stated that the pace of accession negotiations would gain new momentum if Turkey proceeded to the full implementation of its Customs Union obligations with the EU and made progress towards normalization of relations with the Greek Cypriot Administration.

On June 8, 2011, the legal framework for the Nabucco Pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East, was finalized with the signing of the Project Support Agreements (PSAs) between NABUCCO Gas Pipeline International GmbH and the responsible ministries of the five transit countries (Austria, Bulgaria, Hungary, Romania and Turkey).

On March 27, 2011, NATO ambassadors decided to take over control of all UN-mandated military operations in Libya, including any airstrikes that are carried out to protect civilians from Muammar Gaddafi’s troops. The operations are managed in part from NATO’s air base in Izmir, Turkey, with overall command in Naples, Italy, which already supervises the naval embargo operations.

On August 25, 2011, political directors of the Libya Contact Group met in Istanbul under the Co-Chairmanship of the Republic and Norway. Representatives from 28 countries and 7 international organizations, including the UN, the EU, NATO, the League of Arab States, the Organization of the Islamic Cooperation, the Gulf Cooperation Council and, as an invitee, the African Union, held talks on the recent developments in Libya. The participants welcomed the progress achieved by the Libyan people in building a free, united and democratic Libya. They also stressed the need for Muammar Gaddafi and his political associates to turn themselves in immediately in order to prevent further violence and destruction of the national infrastructure.